FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒                      Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐       No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .]

WAVECOM

A French corporation Société Anonyme with a capital of 15,342,789 euros.

Registered Office: 3, esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex.

Nanterre Trade and Companies Register number 391 838 042.

NOTICE AND AGENDA OF THE ORDINARY AND EXTRADORDINARY SHAREHOLDERS’ MEETING

to be held, May 26, 2004 at 10 a.m.

Palais Brongniart, Place de la Bourse

75002 Paris - France

The purpose of this meeting is to vote on the following agenda items and resolutions:

Agenda

I.                                         Falling within the field of jurisdiction of the ordinary shareholders’ meeting are the following nine resolutions:

1)                                      Approval of the annual financial statements and of the consolidated financial statements for the financial year ending on 31 December 2003 and discharge for the directors;

2)                                      Appropriation of the earnings for the financial year ending on 31 December 2003;

3)                                      Approval of the conventions mentioned in article L. 225-38 of the French Commercial Code;

4)                                      Allocation of the attendance fees;

5)                                      Renewal of the director’s term of Mr Michel Alard;

6)                                      Renewal of the director’s term of Mr Aram Hékimian;

7)                                      Appointment of a director;

8)                                      Renewal of an auditor’s mandate;

9)                                      Delegation to be granted to the Board of Directors for authorisation of redemption and sale of its own shares by the Company, and definition of the purposes and procedures of the operation.

II.                                     Falling within the field of jurisdiction of the extraordinary shareholders’ meeting are the following nine resolutions:

10)                                Delegation to the Board of Directors to issue shares and securities offering access to the Company’s capital, with maintenance of the shareholders’ preferential subscription right;

11)                                Delegation to the Board of Directors to issue shares and securities offering access to the Company’s capital, with suppression of the shareholders’ preferential subscription right;

12)                                Delegation to the Board of Directors for issuing shares and securities providing access to the capital in case of a public exchange offer initiated by the Company;

13)                                Authorization to be granted to the Board of Directors to use, in case of a public purchase or exchange offer, the delegations of powers making it possible to increase the share capital;

14)                                Free issue of equity warrants to the directors’ benefit;

15)                                Delegation to be granted to the Board of Directors to increase the share capital to the benefit of the employees belonging to a company savings plan or a voluntary payroll savings partnership plan;

16)                                Authorization granted to the Board of Directors to cancel the shares purchased by the company;

17)                                Modifications of the articles of incorporation resulting from the Financial Security Law of 1 August 2003;

18)                                Powers for formalities.

PROPOSED RESOLUTIONS

I – Proceedings for the Shareholders convened for the Ordinary General Meeting

First resolution (Approval of the annual financial statements and of the consolidated financial statements for the financial year ending on 31 December 2003 and discharge to the directors). – The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, after having familiarized itself with the reports by the Board of Directors for the financial year ending on 31 December 2003 and the auditors’ reports concerning performance of their assignment during that financial year, approves the annual financial statements for the financial year ending on December 31, 2003 as submitted to it, the transactions disclosed by the financial statements and summed up in the reports, the expenses and non-deductible charges mentioned in article 39-4 of the General Taxation Code, amounting to 65,047 €, as well as the amount of the corresponding tax.

after having familiarized itself with the report by the Board of Directors concerning management of the group as well as the auditors’ report concerning the consolidated financial statements for the financial year ending on December 31, 2003, approves the consolidated annual financial statements for the financial year ending on December 31, 2003 as submitted to it.

Hence the shareholders grant discharge to all of the directors for the financial year ending on 31 December 2003.

Second resolution (Appropriation of the earnings for the financial year ending on December 31, 2003). – The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, noting that the losses for the financial year ending on 31 December 2003 come to a sum of 15,876,818.99 €,

decides, on the basis of a proposal by the Board of Directors, to allocate the net results to the “retained earnings” account, which will stand, after the said allocation, at minus 21,573,278 €.

You are reminded that the company has not paid any dividends in connection with the previous three financial years.

Third resolution (Approval of the conventions mentioned in article L. 225-38 of the French Commercial Code). - The meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, after familiarizing itself with the special report by the auditors relative to the conventions mentioned in articles L. 225-38 and following the French Commercial Code, takes note that the agreement concluded between Wavecom and Delphis, a director of the company, dated November 29, 2000 previously authorized by the Board of Directors meeting held on October 20, 2000 at 10 a.m., continues without modification.

Fourth resolution (Allocation of the directors fees). - The meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, after familiarizing itself with the report by the Board of Directors, decides to set, for financial year 2004, at 57,600 € the amount of the fees to be allocated to the directors for their participation in the meetings of the Board of Directors, and 46,080 € the amount of the attendance fees to be allocated to the directors for their participation in the board’s specialized committees, for financial year 2004 as well as for any later financial year until a new decision is made by the meeting, and decides that they shall be entitled to reimbursement for their travel expenses (travel in business class by air and first class by train, as a maximum) on the basis of supporting documentation, for financial year 2004 as well as for any later financial year until a new decision is made by a meeting.

Only the independent directors may receive attendance fees.  Neither an employee nor the president nor the managing director of the company is regarded as independent.

Fifth resolution (Renewal of the director’s term of Mr Michel Alard). - The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, on the basis of a proposal by the Board of Directors and after having familiarized itself with its report, decides to renew the term as director of Mr Michel Alard, of French nationality, born on August 5, 1954 in Plouènan, (France), residing at 13, place des Vosges 75004, for a duration of three years, meaning until the ordinary shareholders’ meeting called to rule on the financial statements for the financial year ending on December 31, 2006.

Sixth resolution (Renewal of the director’s term of Mr Aram Hékimian). - The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, on the basis of a proposal by the Board of Directors and after having familiarized itself with its report, decides to renew the term as director of Mr Aram Hékimian, of French nationality, born on April 11, 1956 in Istanbul (Turkey), residing at 47, avenue Le Nôtre 92330 Sceaux, for a duration of three years, meaning until the ordinary shareholders’ meeting called to rule on the financial statements for the financial year ending on 31 December 2006.

Seventh resolution (Appointment of a director). - The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, on the basis of a proposal by the Board of Directors and after having familiarized itself with its report, decides to appoint as a new director Mr. André Chieng, of French nationality, born on November 8, 1953 in Marseille (France), residing at 82, Xinkailu Hutong, Beijing, 100 005, People’s Republic of China, for a duration of three years, meaning until the ordinary shareholders’ meeting called to rule on the financial statements for the financial year ending on December 31, 2006.

Eighth resolution (Renewal of an auditor’s mandate)

The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, on the basis of a proposal by the Board of Directors and after having familiarized itself with its report, and after having familiarized itself with the remarks, if any, made by the Autorité des Machés Financiers (French stock market authority) in application of article L.621-22 of the Monetary and Financial Code, it being recalled that the company Ernst & Young Audit did not take part in any assignments as acquisition or merger auditor during the previous two financial years,

decides to renew the mandate as auditor of Ernst & Young Audit, Faubourg de l’Arche, 11 Allée de l’Arche, 92400 Courbevoie, whose signatory partner is Mr. Jean-Yves Jégourel, for a duration of six years, meaning until the ordinary shareholders’ meeting called to rule on the financial statements for the financial year ending on December 31, 2009, subject to the signatory partner’s observance of article 822-14 of the French Commercial Code, in view of the transition procedures set forth in article 114, III of Law n° 2003-706 of August 1, 2003.

It also decides to renew the term as deputy auditor of Mr. Bruno Perrin, residing at 100, rue Raymond Losserand, 75014 Paris, practicing at the firm of Ernst &Young Audit.

Ninth resolution (Delegation to be granted to the Board of Directors to authorize repurchase and sale of its own shares by the company, and definition of the purposes and procedures of the operation). - The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings, after familiarizing itself with the report by the Board of Directors and with the special report by the auditors, pursuant to articles L. 225-209 et seq of the French Commercial Code,

puts an end, effective immediately, to the authorization granted by the meeting held on May 22, 2003,

decides to authorize purchase by the Board of Directors of a maximum of 1,500,000 shares with a par value of one (1) euro each, the number of shares repurchased not exceeding 10% of the capital,

decides that the purchase price per share must be no more than 30 €, excluding expenses and fees,

decides to authorize sale by the Board of Directors of a maximum of 1,500,000 shares with a par value of one (1) euro each acquired under the conditions authorized above.

In accordance with the provisions of Article L. 225-209 of the French Commercial Code, this authorization may be used, inter alia, (i) to execute purchases or sales according to the market situation or to stabilize prices by systematically intervening in the direction opposite the market, (ii) to optimize cash flow management and equity, (iii) to dispose of shares required to be used in connection with the implementation of programs for employees and, as the case may be, corporate representatives (to cover purchase options and/or grants in connection with the special profit-sharing reserve), (iv) to dispose of shares to be retired in connection with an acquisition or exchange pursuant to an external growth transaction, or to be retired upon exercise of rights attached to transferable securities which in any way entitle the holder to the allocation of the Company’s shares, (v) to minimize effects of dilution in connection with the issuance of transferable securities, or (vi) to cancel all or part of the shares in connection with the authorization granted by the fourteenth resolution of the extraordinary general meeting of this date, in order to optimize the Company’s equity management and net earnings per share.

These transactions may be carried out at any time, including during the time of a public offer, within the limits allowed under the market rules and regulations,

decides that the Board of Directors shall be entitled to purchase, dispose of and transfer shares, all at once or in installments, on the market, over the counter or otherwise, by any means, including by block trading, by option transactions or by use of derivative products.

The Board of Directors shall have to inform the Autorité des Machés Financiers, French stock market authority, of purchases, disposals and transfers of shares made each month.

The present authorization may be used for a period of eighteen months starting with the time of the present meeting (May 26, 2004), meaning it shall expire on November 25, 2005.

II – Proceedings of the Shareholders Convened as the Extraordinary General Meeting

Tenth resolution (Delegation of authority to the Board of Director the power of issuing shares and securities granting access to the Company’s capital, with maintenance of the shareholders’ preferential subscription right).

The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and with the special report by the Auditors, and pursuant to the provisions set forth in paragraph 3 of article L. 225-129 III of the French Commercial Code, it being recalled that the combined shareholders’ meeting held on June 17, 2002 authorized the Board of Directors, in its ninth resolution, to issue various securities offering, immediately or eventually, access to the Company’s capital, within the limits of a global nominal amount of five million (5,000,000) euros, with maintenance of the shareholders’ preferential subscription right, puts an end, effective immediately, to the extent of the unused amounts, to the delegation granted by the combined shareholders’ meeting held on June 17, 2002, within the framework of its ninth resolution, and delegates to the Board of Directors, for a period of 26 months starting with the day of the present meeting, the powers required for issuing, with maintenance of the shareholders’ preferential subscription right, shares of the Company or securities – including warrants issued autonomously with or without a consideration – offering access, immediately and/or eventually, to shares of the Company, subscription to which may be carried out either in cash or by offsetting of claims.

delegates to the Board the option of deciding, at the time of implementation of the authorization granted above, whether or not it is appropriate to do away with the possibility of trading the allocation rights constituting odd lots.

The ceiling on the nominal amount of the immediate or eventual capital increase resulting from all of the issues carried out by virtue of the present delegation is common to the ceiling of five million (5,000,000) euros set in the present resolution as well as the eleventh, twelfth and thirteenth resolutions, it being specified:

•                  that, within the limit of the ceiling,

•                  the issues of bonds with equity warrants may not have the result of increasing the capital by a total nominal amount of more than five million (5,000,000) euros;

•                  the total nominal amount of capital increase needed for exercise of warrants issued autonomously may not exceed five million (5,000,000) euros;

•                  that all of the ceilings mentioned above are set without taking account of the consequences on the amount of the capital increase of the adjustments that might be made, pursuant to law, following the issue on the basis of the present delegation of securities – including of warrants issued autonomously – offering access to the company’s shares; and

•                  that the following are explicitly excluded:

•                  the issue of preferred shares with voting rights,

•                  the issue of shares with preferential dividend rights but without voting rights,

•                  the issue of non-voting preference shares, whether or not they are paired with a lien, and

•                  the issue of securities, including autonomous warrants, offering immediate and/or eventual access to preferred shares with voting rights, or to shares with preferential dividend rights but without voting rights, or else to non-voting preference shares.

The securities offering access to the Company’s shares as issued in this way may consist of bonds or may be associated with the issue of such securities, or may allow the issue thereof as intermediate securities.  In particular, they may take the form of securities, subordinated or otherwise, for a definite duration or otherwise, and may be issued either in euros or in foreign currencies or in any other monetary units established with reference to several currencies.  The maximum nominal amount of the debt securities issued in this way may not exceed five hundred million (500,000,000) euros or the equivalent value thereof on the date of the issue decision, it being specified that the said amount is common to all of the debt instruments issue of which is delegated to the Board of Directors by the present shareholders’ meeting.  The duration of the borrowings may not exceed fifty years, this duration is limited to a maximum of twenty years for debt instruments that are convertible, redeemable or generally transformable into shares.  They may be paired with interest at a fixed and/or variable rate or else with capitalization, and may be the object of repayment, with or without a premium, or of redemption, and the securities may also be the object of repurchases on the market, or of a purchase or exchange offer by the Company.

The Board of Directors shall be entitled to institute a right for the shareholders to subscribe to excess shares or to excess securities, to be exercised in proportion to their rights and within the limits of their application.  If subscriptions by right and, if the case arises, to excess shares or securities have not absorbed the entire issue, the Board shall be entitled, as deemed appropriate, either to limit, pursuant to law, the issue of the amount of the subscriptions received, on condition that the said amount reaches at least three-fourths of the issue decided on, or freely distribute all or parts of the securities not subscribed to, or offer them to the public.

The shareholders’ meeting takes note of all this and decides, insofar as need be, that the present delegation:

•                  entails a waiver by the shareholders to the benefit of the holders of securities of their preferential subscription right to the shares to which the said securities may create a right, and in particular

•                  entails an explicit waiver by the shareholders of their preferential subscription right to the shares to which a right will be created (i) by the ones among the securities that would take the form of convertible bonds, and (ii) by the warrants issued autonomously.

The Board of Directors is to determine the characteristics, amount and procedures of any issue.  In particular, it shall determine the category of securities issued and shall set, as indicated in its report, their subscription price, with or without a premium, their date of dividend rights, which could be retroactive, as well as, if the case arises, the duration and the exercise price of the warrants or the procedures by which the said securities will offer access to shares, it being specified that:

•                  the issue price of the shares shall be at least equal to 70% of the average of the closing prices of the share recorded on the Nouveau Marché of the Paris stock market or any regulated market that might be substituted for it, during ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issue, after correction, if appropriate, of the said average to take account of the differing dates of dividend rights (the “Price”);

•                  the issue price of the securities other than shares, including of the autonomous warrants issued for a consideration, shall be such that the amount immediately received by the Company, increased, if the case arises, by the amount that might be collected later by it, is, for each share issued as a consequence of the issue of the said securities, at least equal to the Price;

•                  the conversion, redemption or, generally, transformation into shares of each convertible bond that is repayable or otherwise transformable shall be carried out, in view of the par value of the bond, in terms of a number of shares such that the sum received by the company, for each share, is at least equal to the Price;

The shareholders’ meeting decides that the Board of Directors shall hold, pursuant to law, full powers, with an option of sub-delegation to its Chairman, to implement the present resolution and to carry out, all at once or in installments, in the proportions and at the times it is to determine, in France and/or, if appropriate, abroad and/or on the international market, the above-mentioned issues leading to a capital increase, as well as to suspend it, if appropriate – record the realization thereof and carry out the related modification of the articles of incorporation.

The shareholders’ meeting specifies that the Board of Directors:

•                  must determine, as specified by the law, the procedures regarding adjustment of the conditions concerning eventual access to shares, of the securities (including warrants) issued in this way, and shall have the option of suspending, if appropriate, exercise of the rights attached to the securities and warrants for a maximum period of three months;

•                  must take all steps to carry out all formalities required for listing and trading on a regulated market, the rights, shares, securities and warrants created;

•                  shall be entitled, as specified by the law, to determine the conditions for free allocation and exercize of autonomous warrants, and to determine the procedures regarding purchases on the market, or the purchase or exchange offer for securities and/or warrants, or for allocation of shares, as well as for redemption of the securities or warrants;

•                  shall be entitled to charge the expenses involved in issue of the shares and securities for the amount of the premiums relating to the capital increases, and to deduct, from the said premiums, the amounts required to bring the legal reserve up to a level of one-tenth of the amount of the capital resulting from these increases.

Eleventh resolution (Delegation of authority to the Board of Directors the power of issuing shares and securities granting access to the Company’s capital, with suppression of the shareholders’ preferential subscription right).

The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and the special report by the Auditors, and pursuant to the provisions of paragraph 3 of article L. 225-129 III of the French Commercial Code, it being recalled that the combined shareholders’ meeting held on June 17, 2002 authorized the Board of Directors, in its tenth resolution, to issue various securities offering, immediately or eventually, access to the Company’s capital, within the limits of a global nominal amount of five million (5,000,000) euros, with suppression of the shareholders’ preferential subscription right, puts an end, effective immediately, to the extent of the unused amounts, to the delegation granted by the combined shareholders’ meeting held on June 17, 2002, within the framework of its tenth resolution, and delegates to the Board of Directors, for a period of 26 months starting with the date of this general shareholders’ meeting, the powers required for issuing shares of the Company or securities – including warrants issued autonomously for a consideration – offering access, immediately and/or eventually, to shares of the Company, subscription to which may be carried out either in cash or by offsetting of claims, and decides to do away with the shareholders’ preferential subscription right to these shares and securities.

The ceiling on the nominal amount of the immediate or eventual capital increase resulting from all of the issues carried out by virtue of the present delegation is five million (5,000,000) euros set in the present resolution as well as the tenth, twelfth and thirteenth resolutions, it being specified:

•                  that, within the limit of this ceiling,

•                  the issues of bonds with equity warrants may not have the result of increasing the capital by a total nominal amount of more than five million (5,000,000) euros;

•                  the total nominal amount of capital increase needed for exercise of warrants issued autonomously may not exceed five million (5,000,000) euros;

•                  that all of the ceilings mentioned above are set without taking account of the consequences on the amount of the capital increase of the adjustments that might be made, pursuant to law, following the issue of securities – including of warrants issued independently – offering access to the company’s shares that would be issued on the basis of the present delegation;

•                  and that the following are explicitly excluded:

•                  the issue of preferred shares with voting rights,

•                  the issue of shares with preferential dividend rights but without voting rights,

•                  the issue of non-voting preference shares, whether or not they are paired with a lien, and

•                  the issue of securities, including autonomous warrants, offering immediate and/or eventual access to preferred shares with voting rights, or to shares with preferential dividend rights but without voting rights, or else to non-voting preference shares.

The securities issued in this way, offering access to the shares of the Company, may consist of bonds or may be associated with the issue of such securities, or else may allow the issue thereof as intermediate securities.  In particular, they may take the form of securities, subordinated or otherwise, for a defined duration or otherwise, and may be issued either in euros or in foreign currencies or in any other monetary units established with reference to several currencies.  The maximum nominal amount of the debt securities issued in this way may not exceed five hundred million (500,000,000) euros or the equivalent value thereof on the date of the issue decision, it being specified that the said amount is common to all of the debt instruments issue of which is delegated to the Board of Directors by the present shareholders’ meeting.  The duration of the borrowings may not exceed fifty years, the said duration being limited to a maximum of twenty years for the debt instruments that are convertible, redeemable or generally transformable into shares.  They may be paired with interest at a fixed and/or variable rate or else with capitalization, and may be the object of repayment, with or without a premium, or of redemption, and the securities may also be the object of repurchases on the market, or of a purchase or exchange offer by the Company.

For the issues made on the French market, the Board of Directors shall be entitled to institute, to the benefit of the shareholders, a right of priority in subscription by right and/or subscription on the basis of an excess in order to subscribe to the shares or the securities, the procedures and the exercise conditions of which it shall set, without creating any negotiable rights.  The securities not subscribed to by virtue of these right shall be the object of a public placement.

If the subscriptions, including those of the shareholders, if any, have not absorbed the totality of the issue, the Board shall be entitled to limit the amount of the operation to the amount of the subscriptions received as long as that amount reaches a minimum of three-fourths of the issue decided on.

The shareholders’ meeting takes note of all this and decides, as necessary, that the present delegation:

•                  entails a waiver by the shareholders to the benefit of the holders of securities of their preferential subscription right to the shares to which the said securities may create a right, and in particular

•                  entails an explicit waiver by the shareholders of their preferential subscription right to the shares to which a right will be created (i) by the ones among the securities that would take the form of convertible bonds, and (ii) by the warrants issued independently.

The Board of Directors is to determine the characteristics, amount and procedures of any issue.  In particular, it shall determine the category of securities issued and shall set, as indicated in its report, their subscription price, with or without a premium, their date of dividend rights, which could be retroactive, as well as, if the case arises, the duration and the exercise price of the warrants or the procedures by which the said securities will offer access to shares, it being specified that, pursuant to article L.225-136 of the French Commercial Code:

•                  the issue price of the shares shall be at least equal to the average of the closing prices of the share recorded on the Nouveau Marché of the Paris stock exchange or any regulated market that might be substituted for it, during ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issue, after correction, if appropriate, of the said average to take account of the differing dates of dividend rights;

•                  the issue price of the other securities, including independent warrants, shall be such that the sum immediately received by the Company, increased, if the case arises, by the one that could be collected later by it, or, for each share issued as a result of the issue of these other securities, at least equal to the average of the prices, corrected if appropriate, as defined above;

•                  the conversion, redemption or, generally, transformation into shares of each convertible bond that is repayable or otherwise transformable shall be carried out, in view of the par value of the bond, in terms of a number of shares such that the sum received by the company, for each share, is at least equal to the average of the prices, corrected if appropriate, as defined above.

The shareholders’ meeting decides that the Board of Directors shall hold, pursuant to law, full powers, with an option of sub-delegation to its Chairman, to implement the present resolution and to carry out, all at once or in installments, in the proportions and at the times it is to determine, in France and/or, if appropriate, abroad and/or on the international market, the above-mentioned issues leading to a capital increase, as well as to suspend it, if appropriate – record the realization thereof and carry out the related modification of the articles of incorporation.

The annual shareholders’ meeting specifies that the Board of Directors:

•                  must determine, as specified by the law, the procedures regarding adjustment of the conditions concerning eventual access to shares, of the securities (including warrants) issued in this way, and shall have the option of suspending, if appropriate, exercise of the rights attached to these securities and warrants for a maximum period of three months;

•                  must take all steps to carry out all formalities required for listing for trading on a regulated market of the rights, shares, securities and warrants created;

•                  shall be entitled to determine the procedures for purchasing, on the market, or for a purchase or exchange offer for securities and/or warrants, or for allocation of shares, as well as redemption of the securities or warrants;

•                  shall be entitled to charge the expenses involved in issue of the shares and securities to the amount of the premiums relating to the capital increases, and to deduct, from the said premiums, the amounts required to bring the legal reserve up to a level of one-tenth of the amount of the capital resulting from the said increases.

Twelfth resolution (Delegation to the Board of Directors of the power to issue shares and securities offering access to the capital in case of a public exchange offer initiated by the Company)

The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and with the Auditors’ special report, and ruling in accordance with articles L. 225-148 and L. 225-129 of the French Commercial Code,

delegates to the Board of Directors, for a duration of 26 months starting with the day of the present meeting, full powers for the purpose of issuing, under the conditions laid down in the eleventh resolution above, shares or securities – including warrants issued independently – offering access, immediately and/or eventually, to shares of the Company, as remuneration for the securities conveyed to any public exchange offer initiated by the Company in connection with the securities of another company listed for trading on one of the regulated markets mentioned in article L. 225-148 of the French Commercial Code, and it decides, insofar as need be, to suppress, to the benefit of the holders of the said securities, the preferential subscription right of the Company’s shareholders to the said shares and securities.

The shareholders’ meeting takes note of all this and decides, insofar as need be, that the present delegation:

•                  entails a waiver by the shareholders to the benefit of the holders of securities of their preferential subscription right to the shares to which the said securities may create a right, and in particular

•                  entails an explicit waiver by the shareholders of their preferential subscription right to the shares to which a right will be created (i) by the ones among the securities that would take the form of convertible bonds, and (ii) by the warrants issued independently.

The ceiling on the nominal amount of the capital increase resulting from the issues carried out by virtue of the delegation granted to the Board of Directors under the present resolution is set at five million (5,000,000) euros, it being specified that the said ceiling shall be charged to the ceiling set under the tenth and eleventh resolutions, and that the Board of Directors shall be required to respect the other ceilings laid down in the said resolution.

Thirteenth resolution – Authorization to be granted to the Board of Directors to use, in case of a public purchase or exchange offer, the delegations of powers making it possible to increase the share capital.

The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and with the auditors’ special report, explicitly authorizes the Board of Directors to use, in total or in part, during a period of a public purchase or exchange offer for the company’s securities, within the framework of the legal provisions, authorizations granted under the tenth, eleventh, and twelfth resolutions of the present Shareholders’ Meeting, for the purpose of issuing shares or securities.

The present authorization is valid for the period between the date of the present meeting and the date of the meeting to be called to rule on the financial statements for the financial year ending on 31 December 2004.

Fourteenth resolution (Free issue of equity warrants to the benefit of the directors). – The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors, the auditor’s special report and the report by the auditor of special advantages, and having noted that the share capital is paid up in full, decides, pursuant to article L. 228-95 of the French Commercial Code, on a free issue of 50,000 warrants each creating a right to subscription to one share with a par value of one (1) euro each, to be paid up in full at the time of subscription by cash payment or by offsetting of claims, decides to suppress the preferential subscription right granted to the shareholders under article L. 225-132 of the French Commercial Code and to reserve the allotment of the 50,000 equity warrants to Messieurs André Chieng, Stephen Imbler, Bernard Gilly and Anthony Maher in the amounts of 20,000 for André Chieng, 10,000 for Stephen Imbler, 10,000 for Bernard Gilly and 10,000 for Anthony Maher,

therefore decides to authorize an increase of the company’s capital in an amount of 50,000 euros to be paid up in full at the time of the cash subscription by payments in cash or by offsetting of claims, by issue of 50,000 new shares with a par value of one (1) euro each, to which exercise of the said warrants creates a right, decides to suppress the preferential subscription right granted to shareholders under article L. 225-132 of the French Commercial Code, and to reserve the subscription to the 50,000 new shares to be issued to the benefit of Messieurs André Chieng, Bernard Gilly, Anthony Maher and Stephen Imbler,

decides that the exercise price per share shall be equal to the higher of the following two values: (i) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the date of the present Shareholders’ Meeting and (ii) the closing rate of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the date of the present Shareholders’ Meeting, approves the particular advantages from which the bearer benefits in connection with issue of the said equity warrants and which consist of (i) a grant of the said warrants at no cost and (ii) application of a fixed exercise price per share, decides that the said warrants may be exercised by Messieurs Imbler, Maher and Gilly to the extent of 3333 warrants starting on May 26, 2005, to the extent of 3333 warrants starting on May 26, 2006 and to the extent of 3334 warrants starting on May 26, 2007, as long as their beneficiaries have exercised their mandates as directors continuously between the date of the present shareholders’ meeting and the date of exercise of the warrants, decides that, with due observance of the schedule set forth above, the warrants may be exercised all at once or in installments, but at the latest on the first of the following two days: (i) May 26, 2008 or (ii) in case of a cessation of the director’s mandate, within a period of 90 days following the date of cessation of the said mandate in the absence of renewal thereof, decides that the said warrants may be exercised by Mr André Chieng to the extent of 6666 warrants starting on May 26, 2005, to the extent of 6666 warrants starting on May 26, 2006 and to the extent of 6667 warrants starting on May 26, 2007, as long as their beneficiary has exercised his mandate as director continuously between the date of the present shareholders’ meeting and the date of exercise of the warrants, decides that, with due observance of the schedule set forth above, the warrants may be exercised all at once or in installments, but at the latest on the first of the following two days: (i) May 26, 2008 or (ii) in case of a cessation of the director’s mandate, within a period of 90 days following the date of cessation of the said mandate in the absence of renewal thereof, decides that in case of merger or of a change of control of the company, the holder of the warrants will be informed as if he were a shareholder and will receive the same information as if he were a shareholder in order to be able, if he so desires, to exercise his right to subscribe to shares, decides that in view of the particular advantages attached to the warrants, they shall be non-transferable except in case of a transfer to a spouse, to a descendant or to an ascendant in the direct line, or to a brother or sister of the holder of warrants, decides that the new shares, which shall be subject to all of the provisions of the articles of incorporation, shall be treated on the same basis as the old shares and shall bear dividend rights as of the first day of the financial year during which the capital increase is definitively put through, decides to grant full powers to the Board of Directors, within the limits set above, to do the following:

•                  record the number of shares issued due to exercise of the warrants and carry out the formalities resulting from the capital increases, and make the related modifications in the articles of incorporation,

•                  take all steps to assure protection of the holder of equity warrants in case of a financial transaction concerning the Company, this pursuant to the legal and regulatory provisions in effect;

•                  carry out, directly or through an agent, all acts and formalities for the purpose of finalizing the capital increases that might be put through under the terms of the issue of warrants decided on under the present resolution, modify the articles of incorporation as a result, and in a general way take all steps and carry out any formalities that might be useful in connection with the present issue.

decides, pursuant to article 55 of decree n° 67-236 of March 23, 1967, to insert the following sections in article 6 of the articles of incorporation in order to indicate the identity of the beneficiaries of particular advantages and the nature of these advantages:

“Mr. Bernard Gilly is also the beneficiary, pursuant to a decision made by the combined shareholders’ meeting held on May 26, 2004, of 10,000 warrants each granting a right to subscription to one company share.  This advantage consists of (i) the grant of warrants at no cost and (ii) the application of a fixed exercise price per share corresponding to the higher of the following two values: (a) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the Meeting held on May 26, 2004 and (b) the closing price of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the Meeting held on May 26, 2004.”

“Mr. Stephen Imbler is also the beneficiary, pursuant to a decision made by the combined shareholders’ meeting held on May 26, 2004, of 10,000 warrants each granting a right to subscription to one company share.  The said advantage consists of (i) the grant of warrants at no cost and (ii) the application of a fixed exercise price per share corresponding to the higher of the following two values: (a) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the Meeting held on May 26, 2004 and (b) the closing price of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the Meeting held on May 26, 2004.”

“Mr. Anthony Maher is also the beneficiary, pursuant to a decision made by the combined shareholders’ meeting held on May 26, 2004, of 10,000 warrants each granting a right to subscription to one company share.  The said advantage consists of (i) the grant of warrants at no cost and (ii) the application of a fixed exercise price per share corresponding to the higher of the following two values: (a) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock exchange, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the Meeting held on May 26, 2004 and (b) the closing price of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the Meeting held on May 26, 2004.”

“Mr. André Chieng is the beneficiary of particular advantages resulting from the grant made by the combined shareholders’ meeting held on May 26, 2004 of 20 000 warrants, each creating a right to subscription to one company share.  The said advantage consists of (i) the grant of warrants at no cost and (ii) the application of a fixed exercise price per share corresponding to the higher of the following two values: (a) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the Meeting held on May 26, 2004 and (b) the closing price of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the Shareholders’ Meeting held on May 26, 2004.”

Fifteenth resolution (Delegation to be granted to the Board of Directors to increase the share capital to the benefit of the employees joining a company savings plan or a voluntary payroll savings partnership plan). – The shareholders’ meeting, ruling on the quorum and majority conditions concerning extraordinary shareholders’ meetings, after familiarizing itself with the report by Board of Directors and the special report by the auditors, and pursuant to the provisions laid down in article L. 225-138 of the French Commercial Code, and articles L. 443-1 et seq. of the Labor Code, delegates, to the Board of Directors, the powers needed for the purpose of carrying out the increase of the Company’s share capital, in a maximum nominal amount of thirty thousand euros (€30,000), all at once or in installments and on the basis of its decisions alone, by issue of new ordinary shares reserved for the company’s employees and former employees and of all or part of the companies and groupings that are connected with it under the legal conditions, belonging to a company savings plan of the company or of the group or to a voluntary payroll savings partnership plan, and who also satisfy the conditions that might be laid down by the Board of Directors.

The members shall be entitled to subscribe either directly or through the intermediary of one or of several mutual funds.

The present decision entails, to the benefit of the members of the above-mentioned plans, the suppression of the shareholders’ preferential right to subscribe to new shares, which shall be carried out within the framework of the above-mentioned plans.

The shareholders’ meeting decides that:

•            the price of the shares subscribed to by the beneficiaries mentioned above, in application of the present delegation, may be neither greater than the average of the closing prices of the old share on the Nouveau Marché, Paris stock market, during the twenty trading sessions preceding the day of the decision setting the date of initiation of subscription, nor more than 20% less than the average in the case of a company savings plan of the company or of the group, or more than 30% less than this average in the case of a voluntary payroll savings partnership plan; and

•            the Board of Directors shall hold full powers for implementing the present delegation within the limits and on the conditions specified above for the purpose, in particular:

•            of determining the conditions that will have to be met by the beneficiaries of the new shares to come from the capital increases, and particularly the conditions regarding the seniority of the employees in order to take part in the operation,

•            of determining the conditions of the issue, the dates, the total amount, the amount per member employee and the procedures of each issue, and setting the period granted to the members for paying up their securities, it being specified that the said period may not exceed three years,

•            of deciding on the date, even retroactive, as of which the new shares shall bear dividend rights,

•            of recording definitive realization of the capital increase or increases to the extent of the amount of the shares actually subscribed,

•            at its initiative alone, of charging the expenses of the capital increases to the amount of the premiums relating thereto,

•            of taking all steps for realization of the capital increase or increases, granting any delegations with a view to execution of the decisions made, and carrying out the related modifications of the articles of incorporation and the resulting formalities.

The delegation granted to the Board of Directors under the terms of the present resolution is valid for thirty-six months starting with the date of this shareholders’ meeting..

Pursuant to article L. 225-129 V of the French Commercial Code, the Board of Directors shall be entitled to delegate the powers required for realization of the capital increases, as well as the power to suspend it or them, within the limits and in accordance with the procedures that it shall be entitled to lay down in advance.

Sixteenth resolution (Authorization granted to the Board of Directors to cancel the shares purchased by the company). – The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and the special report by the auditors, puts an end, effective immediately, to the authorization granted to the Board of Directors to cancel the shares purchased by the company granted by the shareholders’ meeting held on May 22, 2003.

authorizes the Board of Directors, on the basis of its decisions alone and at the times it considers appropriate, to reduce the capital, all at once or in installments, by all or part of the shares purchased by the company either within the framework of the resolution approved by the meeting held on June 17, 2002 and implemented by the Board of Directors’ meeting held on 28 January 2003 (COB approval 03-052), or in application of the seventh resolution of the shareholders’ meeting held on May 22, 2003, or in application of the ninth resolution of the present meeting, within the limits of a maximum amount of 10% of the capital.

The present authorization may be used for eighteen months starting with the time of the present shareholders’ meeting, meaning until November 25, 2005.

Seventeenth resolution (Modifications of the articles of Incorporation)

The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, after having familiarized itself with the report by the Board of Directors and in the light of the provisions of law number 2003-706 of August 1, 2003 concerning Financial Security, decides to modify the following articles of the Articles of Incorporation:

The first paragraph of article 7.2 is modified as follows, the rest of the article remaining unchanged:

“Any natural or legal person, acting alone or in concert, who comes to hold, either directly or indirectly, by way of one or of several legal entities that he controls in the meaning of article L.233-3 of the French Commercial Code, a fraction equal to 5% of the capital or of the voting rights or any multiple of the said percentage must inform the company of the total number of shares and voting rights that he possesses by means of a registered letter with receipt addressed to the Company’s registered office within a period of five trading days starting with the time of crossing one of the said thresholds”.

The second paragraph of article 7.2 is modified as follows, the rest of the article remaining unchanged:

“The Chairman organizes and directs the work of the Board of Directors, on which he reports to the shareholders’ meeting.  The Chairman sees to proper operation of the company’s organs and, in particular, makes sure that the directors are in a position to carry out their assignment”.

The second paragraph of article 15.2 is modified as follows, the rest of the article remaining unchanged:

Any convention concluded – either directly or through an intermediary – between the company and one of its directors, its managing director, one of its assistant managing directors, one of its shareholders holding a fraction of the voting rights greater than 10% or – in the case of a shareholder company – the company controlling it in the meaning of article L.233-3 of the French Commercial Code, must be submitted for advance approval by the Board of Directors.  The same applies to conventions in which these persons are indirectly interested.

The third paragraph of article 15.2 is modified as follows, the rest of the article remaining unchanged:

However, such advance authorization is not required in the case of a convention that, even though concluded between the above-mentioned persons, bears on ordinary operations and is concluded on normal terms.  Such a convention, unless because of its object or of its financial implications, it is insignificant for all of the parties, must nevertheless be communicated by the interested party to the Chairman of the Board of Directors.  Furthermore the lists and objects of the said conventions shall be communicated by the Chairman to the members of the Board of Directors and to the auditors”.

Eighteenth resolution (Powers for formalities). – Full powers are granted to the bearer of a copy of or of a certified extract from the present minutes for the purpose of carrying out any notice formalities relating to the resolutions adopted above.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 22, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer